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                                                                    EXHIBIT 99.3



      RESOLUTION OF THE BOARD OF DIRECTORS REGARDING THE DIVIDENDS PAYMENT
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
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1. Cash Dividends per Share of Common Stock                                  6,500
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2. Dividend Payout Ratio(%)                                                   3.38
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3. Record Date                                                   December 31, 2004
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4. Proposed Dividend Payment Date                                   March 03, 2005
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5. Details                                         2004                  2003
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1) Annual Dividend per Share(KRW)                        8,000               6,000
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   - Year-End Dividend(KRW)                              6,500               5,000
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   - Interim Dividend(KRW)                               1,500               1,000
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2) Dividend Ratio to Market Value(%)
   including Interim Dividend                             4.16                3.82
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3) Total Annual Dividend(KRW)                  644,335,733,500     485,188,244,000
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4) Net Income(KRW)                           3,826,015,648,458   1,980,572,153,105
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6. Proposed General Meeting Date                       February 25,2005
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7. Date of Board Resolution                            January 13, 2005
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